

February 19, 2010

Via Facsimile and U.S. Mail
John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

> **Re: Airgas, Inc.**
> **Schedule TO-T filed by Air Products Distribution, Inc. and Air**
> **Products and Chemicals, Inc.**
> **Filed February 11, 2010**
> **File No. 5-38422**

Dear Mr. Stanley:

We have limited our review of the above referenced filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T

Exhibit (a)(1)(i)-Offer to Purchase

Acceptance for and Payment for the Shares, page 14

1.   We note your disclosure here that Air Products reserves the right to assign or transfer to one or more affiliates the right to purchase the shares tendered in the offer. Please note that if the filing persons transfer such rights, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Source and Amount of Funds, page 24

2.   Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.

3.   Your current disclosure describes generally the terms of the Credit Facility and indicates that the Facility will contain representations, warranties and covenants that are "customary for credit facilities of this nature". When available, please revise this section in the Offer to Purchase to disclose the specific terms of the Credit Facility. Refer to Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

4.   Please refer to our comment above. Please revise to include the terms of any other material terms or conditions of the loan arrangements once finalized. For example, we note the explanation on page 28 regarding the reasons for Air Products' reduction in the offer price from $62 to $60. The reduction is attributed, in part, to the fees that the bidders contemplate paying to the lenders due to the increased costs of a non-negotiated deal. Additionally, a condition precedent in Exhibit B to the Commitment Letter conditions financing on receipt of all fees invoiced by the lenders, administrative agent and lead arranger prior to the effective date. Please revise to disclose such fees or advise as to why such disclosure is immaterial. Refer to Item 1007(d)(1) of Regulation M-A.

Dividends and Distributions, page 34

5.   We note the disclosure regarding the adjustments to the offer price or amount of shares that will be purchased that could occur upon the occurrence of the events specified in the first paragraph and in the second paragraph. Please note that in our view, if you reduce the offer consideration or amount of securities that will be purchased in response to the delineated events, you must inform security holders of this development and may be

required to extend the offer to allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-1(b). Please revise your disclosure accordingly.

Conditions to the Offer, page 34

6.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In that regard, we note the "impairment condition" described on page 10 which conditions the offer on "Airgas not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser's or Air Products' ability to acquire Airgas or *otherwise diminishing the expected value to Air Products of the acquisition of Airgas...*" (emphasis added). As drafted, the breadth of what would constitute an impairment is not clearly described. Additionally, determination of whether an impairment had occurred would be left to the sole determination of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

7.   We refer to the last paragraph of this section and the disclosure relating to your failure to exercise any of the rights described on the preceding pages and what you deem to constitute a waiver. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not it has waived such condition.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: James C. Woolery, Esq. (via facsimile)
        Cravath, Swaine & Moore